Exhibit 99.1

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd.’s Updated IPO Prospectus and Indicative IPO Timetable Published by the Shanghai Stock Exchange

SHANGRAO, China, Jan. 6, 2022 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, is in the process of applying for an initial public offering (“IPO”) of the Company’s principal operating subsidiary, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), on the Shanghai Stock Exchange’s Sci-Tech innovation board. Today, Jiangxi Jinko’s updated IPO prospectus and indicative IPO timetable was published by the Shanghai Stock Exchange on its website.

According to the updated prospectus and indicative timetable, Jiangxi Jinko plans to issue 2,000,000,000.00 shares representing approximately 20% of the total 10,000,000,000.00 shares outstanding after the IPO. Jiangxi Jinko will conduct a roadshow with potential investors between January 7, 2022 and January 11, 2022. The pricing of the IPO is expected to be confirmed by the Shanghai Stock Exchange on January 13, 2022. The issuance and subscription date of the IPO is expected to be on January 17, 2022.

The final IPO share placement and share allocation are expected to be confirmed on January 20, 2022. The final IPO results are expected to be announced by the Shanghai Stock Exchange on January 21, 2022.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, “We are excited that Jiangxi Jinko will soon be listed on the Shanghai Stock Exchange’s Sci-Tech innovation board. We are looking forward to this milestone, which we believe will enable us to further accelerate our growth.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 31 GW for mono wafers, 19 GW for solar cells, and 36 GW for solar modules, as of September 30, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of September 30, 2021.

For more information: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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